# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FrontView REIT, Inc., CIK 0001988494
CUSIP: 35922N100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3131 Mckinney Avenue, Suite L10, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-043054
Filed by CIK 0001080117

## Reporting persons
- HEITMAN REAL ESTATE SECURITIES LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 295,696; shared voting power 0; sole dispositive power 814,650; shared dispositive power 0; aggregate amount beneficially owned 814,650 (5.44% of the class)

## Item 1. Issuer
Name of issuer: FrontView REIT, Inc.
Address of issuer's principal executive offices: 3131 Mckinney Avenue, Suite L10, Dallas, Texas, 75204

## Item 2. Person Filing
Name of person filing: Heitman Real Estate Securities LLC
Address of principal business office or, if none, residence:
110 N. Wacker Drive, Suite 4000
Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 814650
Percent of class: 5.44
Sole power to vote or to direct the vote: 295696
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 814650
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HEITMAN REAL ESTATE SECURITIES LLC: /s/ Molly P. Nelson, Molly Nelson, Senior Vice President, Head of Compliance & Deputy General Counsel (02/14/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)